Avanos Medical, Inc. 5405 Windward Parkway Suite 100 South Alpharetta, GA 30004
November 23, 2021
VIA EDGAR and EMAIL
Mr. Michael Fay
Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 205479
Re:    Avanos Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 19, 2021
File No. 001-36440

Dear Mr. Fay:
This letter is in response to the October 26, 2021 letter from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”). We appreciate the Commission allowing the Company an extension of time, until November 23, 2021 to respond to the Staff’s comments.
For convenience, the Staff’s comments are copied below, followed by the Company’s response.
As Staff Comment Nos. 1-3 are all related to Management’s Discussion and Analysis of Financial Condition and Results of Operations and Related Information (“MD&A”) in Item 7, the Company addresses all three together.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Related Information, page 20
Staff Comment No. 1
We note there is no discussion of operating expense line items for each period in MD&A. For example, selling and general expenses declined from $399.1 million to $332.6 million from 2019 to 2020, but there is no discussion of the reason for this decrease. Please revise your disclosure in future filings to comply with Item 303(b) of Regulation S-K, which sets forth "where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms." Please provide us your intended revised disclosure.
Staff Comment No. 2
We note you incurred $14.9 million, $56.3 million, and $9.2 million in post divestiture transition charges for the past three years, related to your April 2018 divestiture. Please describe to us in greater detail the nature of the charges for each of the years and quantify any significant components of the charges. Revise your disclosure in future filings, consistent with your response, as appropriate.
Staff Comment No. 3
We note you discuss Adjusted Gross Profit for 2020 vs. 2019, but not Gross Profit presented under GAAP for those periods. We do not believe this presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires “a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.” Please revise in future filings. As part of your revised disclosures, describe the underlying reasons in quantitative and

Mr. Michael Fay
Securities and Exchange Commission

qualitative terms, including further description and amounts related to the impact from product mix, write-off of obsolete inventory and higher costs associated with COVID-10 efforts.
Company Response:
The Company respectfully acknowledges the Staff’s comments and will include such discussion beginning with the Annual Report on Form 10-K for the year ended December 31, 2021, in substantially the form provided in Exhibit A.
Item 8. Financial Statements and Supplementary Data
Revenue Recognition and Accounts Receivable, page 34
Staff Comment No. 4
Please revise future filings to disclose qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for returns, rebates and incentives, as set forth in ASC 606-10-50-1(b), 50-17, and 50-20. Provide us your intended revised disclosure.
Company Response:
The Company respectfully acknowledges the Staff’s comment and will include such discussion beginning with the Annual Report on Form 10-K for the year ended December 31, 2021, in substantially the form provided in Exhibit B.
Staff Comment No. 5
We note that you disaggregate revenue attributable to Chronic Care and Pain Management in response to ASC 606-10-50-5. To help us better understand the basis for your presentation, please provide us the financial information (1) used to prepare the Fourth
Quarter 2020 Earnings Call presentation and (2) provided to your chief operating decision maker to evaluate your 4th quarter and annual 2020 results. In addition, please identify for us the unprofitable lines of business in which exiting was initiated, as referred to on page 19 and elsewhere.
Company Response:
In response to prior comments on November 26, 2019 and December 20, 2019, we explained that the Company discloses revenue aggregated at the Chronic Care and Pain Management portfolio levels and acknowledged that each portfolio contains two smaller product categories within each portfolio and described each category and provided a matrix that demonstrated that the reported level of aggregation was appropriate. Accordingly, per your request, we are providing materials used in the preparation for our fourth quarter 2020 earnings presentation and materials provided to our chief operating decision maker that we believe support that conclusion.
However, also in response to comments received in your December 20, 2019 letter, we agreed to (i) disclose the percentage of net sales for each product category in compliance with the guidance in Item 101 of Regulation S-K, and (ii) continue to re-evaluate for further disaggregation as our product portfolio and business grows or evolves. With the addition of acquired products in both our Chronic Care and Pain Management portfolios in 2019, and with the percentage of net sales by product category already disclosed in our Annual Reports on Form 10-K, we will begin to include tabular presentation of revenue by each of the product categories within each of the Chronic Care and Pain Management portfolios beginning with our Annual Report on Form 10-K and continuing with each subsequent Quarterly Report on Form 10-Q. This revised disclosure will appear in our “Business and Products Information” footnote. In addition, the disclosure of products that account for greater than 10% of our consolidated net sales will be included in the descriptions of the product categories below the tabular presentation. The tabular presentation of disaggregated revenue will also appear in our MD&A, earnings releases and other investor presentation materials. This will allow for certain comments made in investor materials such as “mid-single digit growth” pertaining to a specific product to be better correlated to actual revenue data in our disclosure. We believe this is improved disclosure but also believe any further disaggregation potentially represents a competitive risk to our business.
The unprofitable lines of business that we exited were not material to the business, but had their own manufacturing facilities, resulting in high exit and disposal costs.
The disclosure in our “Business and Products Information” will be in substantially the form as presented in Exhibit C, with the same tabular presentation appearing in our MD&A, earnings release and other investor presentation materials. The materials you requested supporting our level of disaggregation, which are subject to confidential treatment, are being provided to you separately.

Mr. Michael Fay
Securities and Exchange Commission

If you have any further questions or comments regarding the Company’s response to the Staff’s comments, please contact me at (470) 448-5000 or via email at michael.greiner@avanos.com.

Avanos Medical, Inc.
By:	/s/ Michael C. Greiner
Michael C. Greiner Senior Vice President and Chief Financial Officer

EXHIBIT A

Introduction
The following proposed Management’s Discussion and Analysis beginning with “Gross Profit” reflects the following changes:
•Removes the adjusted gross profit non-GAAP reconciliation and only presents gross profit in a tabular format on a GAAP basis.
•Adds a tabular presentations of R&D expenses, selling and general expenses, other expense, net and operating profit (loss). Each is followed by discussion of significant changes.
•Moves the adjusted operating profit (loss) non-GAAP reconciliation below the discussion of GAAP operating profit, providing greater prominence to GAAP-basis operating profit.
•Expands the explanation of adjusting items in the adjusted operating profit (loss) including post divestiture transition charges.

ITEM 7.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations and Related Information
Gross Profit (in millions)

	Year Ended December 31,
	2021	2020	2019
Net sales	$—	$714.8	$697.6
Cost of products sold	—	341.5	295.4
Gross profit	—	373.3	402.2
Gross profit margin	—%	52.2%	57.7%
Cost of products sold increased from $341.5 million to $___ million primarily driven by higher freight costs, including air freight, associated with shipping products from China to the United States and delays in returning our manufacturing operations to pre-pandemic efficiency levels. In addition, we recorded inventory allowances of $__ million, which includes $__ million for inventory associated with restructuring activities, $__ million for Halyard-branded inventory and $__ million for inventory obsolescence. Accordingly, In the year ended December 31, 2021, gross profit margin, decreased from 52.2% to ___%.
In the year ended December 31, 2020, our gross profit margin decreased to 52.2% from 57.7% in 2019 primarily due the pandemic-driven shift in demand for products that earn lower margins along with $4.9 million of incremental costs associated with our response to the COVID-19 pandemic and manufacturing inefficiencies driven by the COVID-19 pandemic. In addition, we recorded inventory allowances of $8.8 million, which includes $5.7 million for Halyard-branded products and $3.1 million for obsolescence.
Research and Development (in millions)

	Year Ended December 31,
	2021	2020	2019
Research and development	$—	$34.9	$37.7
Percentage of net sales	—%	4.9%	5.4%
Research and development consists primarily of compensation for personnel and expenses for product trial costs, outside laboratory and license fees, the cost of laboratory equipment and facilities and asset write-offs for equipment associated with unsuccessful product launches. Research and development has historically been between 4% and 6% of net sales.

Selling and General Expenses (in millions)

	Year Ended December 31,
	2021	2020	2019
Selling and general expenses	$—	$332.6	$399.1
Percentage of net sales	—%	46.5%	57.2%
Selling and general expenses decreased from $332.6 million in 2020 to $___ million in 2021. In 2021, savings were realized from the restructuring activities undertaken in 2020 and continued discipline over spending throughout 2021. As described previously under “Restructuring Activities,” the savings realized include lower compensation costs as we reduced the size of our senior leadership team and lower operating costs as we consolidated certain operations within the pain management franchise and reduced our office space footprint. Selling and general expenses included $__ million of restructuring expenses in 2021 compared to $5.0 million in 2020.
In the year ended December 31, 2020, selling and general expenses decreased from $399.1 million in 2019 to $332.6 million in 2020. The decrease was driven by lower post divestiture separation costs, which were $7.7 million in 2020 compared to $53.1 million in 2019. Restructuring costs included in selling and general expenses were $4.9 million in 2020 compared to $17.2 million in 2019. The remainder of the decrease was driven by lower travel and other expenses associated with business activities curtailed or restricted during the COVID-19 pandemic.
Other Expense, net (in millions)

	Year Ended December 31,
	2021	2020	2019
Other expense, net	$—	$51.9	$21.1
Percentage of net sales	—%	7.3%	3.0%
Other expense, net decreased from $51.9 million in 2020 to $__ million in 2021 primarily due to lower restructuring costs. In 2020, other expense included $20.0 million of restructuring costs associated with our 2020 Restructuring as described under “Restructuring Activities.” Other expense, net also includes litigation and legal costs of $__ million and $27.5 million in the years ended December 31, 2021 and 2020 respectively. Legal and litigation costs were incurred for matters described in “Commitments and Contingencies” in Note __ to the consolidated financial statements in Item 8.
Other expense, net increased from $21.1 million in 2019 to $51.9 million primarily due to $20.0 million of restructuring costs in 2020. Legal and litigation costs in 2019 were $15.6 million.
Operating Profit (Loss) (in millions)

	Year Ended December 31,
	2021	2020	2019
Operating profit (loss)	$—	$(46.1)	$(55.7)
Operating profit margin	—%	(6.4)%	(8.0)%
The items previously described drove operating profit to $__ million in the year ended December 31, 2021 compared operating losses of $46.1 million and $55.7, respectively, in the years ended December 31, 2020 and 2019.

Adjusted Operating Profit (Loss)
A reconciliation of adjusted operating profit (loss), a non-GAAP measure, to operating profit (loss) is provided in the table below, (in millions):

	Year Ended December 31,
	2021	2020	2019
Operating (Loss) Profit, as reported (GAAP)	$—	$(46.1)	$(55.7)
COVID-19 related expenses	—	7.9	—
2020 Restructuring charges	—	27.6	—
Post divestiture restructuring charges	—	2.2	20.2
Post divestiture transition charges	—	14.9	56.3
Acquisition and integration-related charges	—	12.5	13.1
EU MDR Compliance	—	—	—
Litigation and legal	—	27.5	22.5
Intangibles amortization	—	19.4	20.0
Adjusted operating profit (non-GAAP)	$—	$65.9	$76.4
Adjusting items in the preceding table are described below:
COVID-19 related expenses: As a result of the COVID-19 pandemic, we incurred incremental expenses for additional personal protective equipment for our manufacturing employees, sanitation at our facilities and other costs.
2020 Restructuring Charges: As previously described under “Restructuring Activities,” these charges were incurred with certain initiatives undertaken in response to the COVID-19 pandemic. As of December 31, 2021, restructuring activities associated with the 2020 Restructuring were substantially complete.
Post divestiture restructuring charges: As previously described under “Restructuring Activities,” these charges were associated with a multi-phase restructuring plan intended to align our organizational structure, IT platform, supply chain and distribution channels to be more appropriate for our business following the divestiture. As of December 31, 2021, restructuring activities associated with the Plan were substantially complete.
Post divestiture transition costs: Transition costs included costs incurred to separate our IT systems and incremental costs related to transition services agreements in place with the buyer of the divested business that ran into 2020. Rebranding costs, including registration of our products under the “Avanos” brand in every jurisdiction in which we do business around the globe continued into 2021. All transition-related activities and costs were substantially complete by the end of 2021.
Acquisition and integration-related charges: In 2021, acquisition and integration-related charges were primarily for the integration of acquisitions into our systems and operations. In 2020 and 2019, acquisition and integration-related charges included $0.5 million and $9.1 million of restructuring costs as previously described under “Restructuring Activities.”
European Union Medical Device Regulation (“EU MDR”) Compliance: The EU MDR became effective in 2021 and brings significant new requirements for many of our medical devices. Incremental costs associated with EU MDR compliance are primarily related to re-certification of our products under the enhanced standards. We expect the activities resulting in incremental costs associated with our initial compliance with the EU MDR will be substantially complete by the end of 2022.
Litigation and Legal: The costs incurred are related to certain litigation matters described in “Commitments and Contingencies” in Note __ to the consolidated financial statements in Item 8.

EXHIBIT B

Introduction:

The following enhances our revenue recognition disclosure in our revenue recognition accounting policy and includes elements, many of which are disclosed elsewhere, but without context.

Note 1.    Accounting Policies
Revenue Recognition and Accounts Receivable
Sales revenue is recognized at the time of product shipment or delivery of our products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction’s shipping terms. Sales revenue is recognized for the amount of consideration that we expect to be entitled to receive in exchange for our products. Sales are reported net of returns, rebates, incentives, each as described below, and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales.
We provide medical products to distributors or end-user customers under supply agreements under which customers may place purchase orders for a variety of our products at specified pricing over a specified term, usually three years. While our sales and marketing efforts are directed to hospitals or other healthcare providers, our products are generally sold through third-party distribution channels.
Under our contracts with customers, our performance obligations are normally limited to shipment or delivery of products to a customer upon receipt of a purchase order. We bill our customers, depending on shipping terms, upon shipment or delivery of the products to the customer.
Amounts billed are typically due within 30 days, with a 1% discount allowed for distributors if payments are made within 15 days. We estimate cash discounts based on historical experience and record the cash discounts as an allowance to trade receivables. The allowance for this cash discount is disclosed in “Supplemental Balance Sheet Information” under “Accounts Receivable” in Note __. The differences between estimated and actual cash discounts are normally not material.
We allow for returns with a specified period of time following customers’ receipt of the goods and estimate a liability for returns based on historical experience. The differences between estimated and actual returns are normally not material.
Our contracts provide for forms of variable consideration including rebates, incentives and pricing tiers, each of which are described below:
Rebates - We provide for rebates on gross sales to distributors for differences between list prices and average end-user customer prices.
Incentives - Incentives include fees paid to group purchasing organizations (“GPOs”) or distributors in conjunction with the sales volume of our products to end-user customers.
Pricing tiers - In certain of our contracts, pricing is dependent on volumes purchased. Pricing is lower for customers who purchase higher volumes. Customers are placed in a pricing tier based on expected purchase volume, which is developed primarily using the customer’s purchase history. Depending on the customer’s purchases, we may move the customer up or down a tier. Pricing in the new pricing tier is applied to purchase orders prospectively. There are no retrospective adjustments based on movements between pricing tiers.
We maintain liabilities for estimated returns, rebates and incentives that are estimated based on a moving average of rebate rates, specific customer trends, contractual provisions, historical experience and other relevant factors. Differences between our estimated and actual costs are normally not material and recognized in earnings in the period such differences are determined. See “Business Products and Information” in Note __ for our estimated liabilities as of December 31, 2021 and 2020.

EXHIBIT C

Introduction
The following Business and Products Information footnote reflects the following changes:
•Expands revenue disaggregation to present revenue by each product category within each of the Chronic Care and Pain Management portfolios.
•Re-organizes the product portfolio and category descriptions and provides disclosure of product families accounting for more than 10% of our consolidated net sales.
•Provides a tabular presentation of liabilities for rebates, incentives and returns.

Note __.    Business and Products Information
We conduct our business in one operating and reportable segment that provides our medical device products to healthcare professionals and patients in more than 90 countries with manufacturing facilities in the United States and Mexico.
We provide a portfolio of innovative product offerings focused on pain management and chronic care to improve patient outcomes and reduce the cost of care. Our management evaluates net sales by product category within our single reportable segment as follows (in millions):

	Year Ended December 31,
	2021	2020	2019
Chronic Care:
Digestive health	$—	$294.1	$266.9
Respiratory health	—	177.1	146.8
Total Chronic Care	—	471.2	413.7
Pain Management:
Acute pain	—	157.4	184.0
Interventional pain	—	86.2	99.9
Total Pain Management	—	243.6	283.9
Total Net Sales	$—	$714.8	$697.6
Chronic care is a portfolio of products that include the following:
•Digestive health products such as our Mic-Key enteral feeding tubes, Corpak patient feeding solutions and NeoMed neonatal and pediatric feeding solutions. In the years ended December 31, [2021] and 2020, our legacy enteral feeding tubes, which includes our Mic-Key enteral feeding tubes, and our Corpak feeding solutions each accounted for more than 10% of our net sales. In the year ended December 31, 2019, only our legacy digestive health products accounted for more than 10% of our consolidated net sales.
•Respiratory health products such as closed airway suction systems and other airway management devices under the Ballard, Microcuff and Endoclear brands. In the years ended December 31, 2021, 2020 and 2019, our closed airway suction systems accounted for more than 10% of our consolidated net sales.
Pain management is a portfolio of non-opioid pain solutions including:
•Acute pain products such as On-Q and ambIT surgical pain pumps and Game Ready cold and compression therapy systems. In the years ended December 31, [2021], 2020 and 2019, our surgical pain products, which includes both On-Q and ambIT pumps, accounted for more than 10% of our consolidated net sales.
•Interventional pain solutions, which provide minimally invasive pain relieving therapies primarily through our Coolief pain therapy. In the years ended December 31, [2021], 2020 and 2019 products associated with our Coolief pain therapy accounted for more than 10% of our consolidated net sales.

Liabilities for estimated returns, rebates and incentives as of December 31, 2021 and 2020 are presented in the table below (in millions):

	As of December 31,
	2021	2020
Accrued rebates	$—	$8.9
Accrued incentives	—	13.6
Accrued rebates and incentives (See Note __)	—	22.5
Accrued sales returns(a)	—	0.1
Total estimated liabilities	$—	$22.6
__________________________________________________
(a)Accrued sales returns are included in “Other” in the accrued expenses table in “Supplemental Balance Sheet Information” in Note __.
Due to the nature of our business, we receive purchase orders for products under supply agreements which are normally fulfilled within three to four weeks. Our performance obligations under purchase orders are satisfied and revenue is recognized at a point in time, which is upon shipment or upon delivery of our products to unaffiliated customers, depending on shipping terms. Accordingly, we normally do not have transactions that give rise to material unfulfilled performance obligations.
Property, plant and equipment held domestically and in foreign countries is as follows (in millions):

	As of December 31,
	2021	2020
Domestic	$—	$110.0
Foreign	—	65.3
Total Property, Plant and Equipment	$—	$175.3